FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

PeopleSoft earnings top estimates

By Rex Crum, CBS.MarketWatch.com
Last Update: 6:44 PM ET July 17, 2003

SAN FRANCISCO (CBS.MW) — PeopleSoft officials said Thursday that strong second-quarter earnings prove the company is strong and viable and that it shouldn’t be taken over by Oracle.

Pleasanton, Calif.-based PeopleSoft (PSFT: news, chart, profile) posted net income of $36.5 million, or 11 cents a share, a slight increase over the $36 million, or 11 cents a share, the business-software company earned during the same period a year ago.

PeopleSoft is resisting a $6.3 billion hostile takeover bid from rival Oracle Corp. It was preparing to complete its own $1.75 billion cash and stock purchase of J.D. Edwards (JDEC: news, chart, profile) late Thursday.

In a conference call to discuss PeopleSoft’s results, CEO Craig Conway said the results show that PeopleSoft is “a very strong horse.” Conway gave an old west-style assessment of Oracle’s takeover battle. “It’s the big landowner trying to force the small landowner off his claim,” Conway said.

Excluding charges, PeopleSoft earned $50 million, or 14 cents a share, to top its previous forecast of 11 cents to 12 cents a share. Analysts surveyed by Thomson First Call were looking for the company to earn 12 cents a share on sales of $476.3 million.

Revenue for the period ended June 30 totaled $497.4 million, up from $482 million in its 2002 second quarter.

In after-hours trading, PeopleSoft’s shares gave up 2 cents to $17.80 after rising a penny in the regular market session.

Conway and CFO Kevin Parker pointed to PeopleSoft’s software license revenue, often a major gauge of the success of enterprise software companies, as an example of how well it has fared since Oracle launched its takeover bid in early June.

Software license revenue totaled $111.7 million, down from the $132 million PeopleSoft reported in last year’s second quarter, but up from the nearly $81 million it recorded in its first quarter this year. License revenue also topped PeopleSoft’s own forecast of $105 million to $115 million range it gave in early July.

“The simple truth behind our strong quarter is that we are a strong company,” Conway said. “PeopleSoft said all along it has a better plan for shareholders and customers, (and) as you look beneath the surface of these financial results, you can see how strongly positioned we are to achieve that plan.”

Eric Upin, a software analyst with Wells Fargo Securities, in San Francisco, said PeopleSoft’s results show that and customers aren’t fleeing from the company and canceling deals due to the Oracle takeover attempt.

“This goes beyond the company’s internal efforts to fight Oracle,” Upin said. “The customer base is saying they support PeopleSoft and don’t want to see Oracle take over.”

Going forward, Parker said PeopleSoft expects to post third-quarter earnings between 13 cents and 14 cents a share, topping the estimates of Wall Street analysts who forecasted 12 cents a share. PeopleSoft estimates revenue will be between $470 million and $480 million.

Parker said the company would wait until the J.D. Edwards deal is finalized before deciding whether to include its results in PeopleSoft’s third-quarter results. J.D. Edwards’ current quarter is scheduled to end in July.

Rex Crum is a reporter for CBS.MarketWatch.com in San Francisco.

Additional Information

PeopleSoft filed a registration statement on Form S-4 with the SEC on June 19, 2003 relating to the acquisition of J.D. Edwards & Company. PeopleSoft also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.